

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2018

Bob Shanks
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 8, 2018**
> **File No. 001-03950**

Dear Mr. Shanks:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 3. Legal Proceedings
Asbestos Matters, page 20

1. We note your disclosure regarding asbestos matters. Please tell us if you have incurred asbestos-related losses in the past, if a loss is probable at the balance sheet date and, if so, whether you have accrued for such loss. If you have accrued for a probable loss at the balance sheet date, please tell us whether such accrual includes amounts for both asserted and unasserted claims.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Division of Corporation Finance
Office of Transportation and Leisure